Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-178466

Tumi Holdings, Inc.

Free Writing Prospectus Dated April 6, 2012

On April 2, 2012, CNBC Business, a magazine, published an article on its website regarding Tumi Holdings, Inc. (the “Company”), including a discussion of the Company’s initial public offering of common stock, the full text of which is reproduced as Exhibit A. The article was also published in the April 2012 print edition of CNBC Business.

The article was not prepared by or reviewed by the Company prior to publication. Neither the Company nor any other offering participant was aware of the publication of the article prior to April 3, 2012. CNBC Business is wholly unaffiliated with the Company or any offering participant, and none of the Company or any offering participant has made any payment or given any consideration to CNBC Business in connection with the article below or any other matter published by CNBC Business concerning the Company or any of its affiliates.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 (File No. 333-178466) (as amended from time to time, the “Registration Statement”). The statements in the article attributed to or derived from Jerome Griffith, Chief Executive Officer, President and Director of the Company, were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement. Mr. Griffith and the Company disagree with certain of the statements attributed to Mr. Griffith in the article, and the Company does not affirm or assume responsibility for anything contained in the article. The article represents the author’s opinion, which is not endorsed or adopted by the Company.

These statements should not be considered in deciding whether to invest in the Company’s common stock, and you should consider statements in the article or contained herein only after carefully evaluating all of the information in the Registration Statement, including the risks factors described therein.

Clarifications and Corrections

For purposes of clarification and correction, the Company notes the following factual misstatements contained in the article:

•	The article references “Mulberry” as a competitor of the Company. The Company believes the author intended to reference Burberry.

•

The article cites the Company’s brand awareness score in comparison to its competitors. The Company believes this information is based on a study the Company commissioned in 2011. Studies such as these are based on many assumptions and qualifications, and therefore the Company does not believe it is appropriate to include such brand awareness metric in the Registration Statement. Investors should not rely on any specific brand awareness metrics that were included in the survey in making their investment decision.

•

The statement that the Dror suitcases are the Company’s “first range from an external designer” is incorrect. From time to time the Company selectively collaborates with well-known, international industrial and fashion designers for limited edition product lines. Dror is one among several of such selective collaborations.

•	The statement that the Company doubled its own stores to around 200 is incorrect; as of December 31, 2011, the number of Company-owned and partner stores was 177.

•	The statement that the Company’s wholesale distribution has expanded “by about 20%” in the past five years is incorrect; the Company’s wholesale distribution has expanded 31% in that period.

•

The statement that the use of proceeds from the Company’s initial public offering would involve a “‘considerable’ store opening programme” is incorrect. As disclosed in the Registration Statement, the Company intends to use the proceeds from its initial public offering to repurchase all of its outstanding shares of preferred stock and repurchase shares of its common stock held by funds managed by, or entities affiliated with, Doughty Hanson & Co Managers Limited.

•	The article quotes Mr. Griffith as saying, “Retail is the major growth strategy for us.” Retail is only one of many growth strategies for the Company.

•

The article attributes to Mr. Griffith the statement, “I don’t want to be in any more countries.” This statement does not reflect the Company’s current growth strategy. The Company believes there continues to be significant opportunity for it to expand its retail store network in North America and internationally. It plans to add new stores in upscale mall market locations and prestige street venues where it is currently underrepresented. The Company plans to continue expanding wholesale distribution globally, with a focus on key markets in Asia (including mainland China, India, Japan and Korea), Eastern Europe and Central and South America.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s net sales, gross margin, operating expenses, operating income, net income, cash flow, financial condition, impairments, expenditures, growth, strategies, plans, achievements, dividends, capital structure, organizational structure, future store openings, market opportunities and general market and industry conditions. The Company generally identifies forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free
1-866-471-2526, faxing 212-902-9316 or e-mailing prospectus-ny@ny.email.gs.com.

EXHIBIT A

APRIL 2012

PACKING A PUNCH

With scores of new stores planned, an IPO looming and a big-name designer on board, luggage-maker Tumi is going places, says CEO Jerome Griffith

By Josh Sims

Jerome Griffith is off on a two-week business tour of India, South Africa and the Middle East. And he is taking just the one bag. “You get very practised at packing,” says the Pennsylvania-born executive. In the three years since he became president and CEO of Tumi - after senior management spells with American clothing giants Gap, Tommy Hilfiger and, most recently, as president of Esprit - Griffith has become something of an expert, even hosting YouTube videos on the art of travelling light. It is, after all, his business now: Tumi makes premium bags and cases or, as Griffith prefers call them, “business and travel lifestyle accessories”.

“We’re really a niche company,” he adds, citing its low brand awareness, rising from 32 to 52 points since he joined but still a long way behind the 70-plus awareness of competitors (which he cites as Coach, Mulberry or Louis Vuitton, for example - top of the market, rather than, say, a Samsonite, what he calls a “lower end, affordable luggage company”). “If you’re not a senior executive in a company you probably haven’t heard of Tumi - it’s just not likely to be on your radar,” he concedes.

The brand’s profile, however, might expand over the coming months, much like one of the innovative Dror suitcases from the studio of New York designer Dror Benshetrit - Tumi’s first range from an external designer - for a spring release. Benshetrit has designed products for brands as diverse as Alessi, Bentley, Levi’s, Puma, Swarovski and Target. “Dror brings in more of an idea of transformation, and takes our core competency up a level,” says Griffith.

Also likely to lift Tumi’s profile is the recently announced IPO by its parent Doughty Hanson, the London-based buyout firm, to raise up to $300m. Griffith is coy about the likely location for the flotation but luggage-market leader Samsonite listed in Hong Kong a year ago and southeast Asia is the epicentre of the new travel boom. All he will say is: “The market conditions [for the flotation] are just right for us. Wealthy people are travelling a lot more and well-run companies in that arena are great things to buy into now, especially those with brands in their early growth.”

Griffith was part of the massive international expansion programme at Gap during the mid 1990s, seeing the American company’s European store portfolio rise from 20 stores to 240. He led his own equally aggressive brand-building campaign at Esprit, seeing sales rise from $1bn- $5bn in the space of six years, making it the world’s fifth-largest fashion retailer - also on the back of retail expansion rather than, say, repositioning through image overhaul or launching more leftfield products. “While I’ve joined other companies just when they were in their big growth phases, I’ll take some credit for that one,” he half jokes.

That is the gameplan for Tumi too - the past five years have seen not only extended e-commerce operations and the expansion of its wholesale distribution by about 20%, covering 65 countries, but a doubling of its own stores to around 200. Although Griffith won’t go into specifics regarding what he would do with the capital raised, he says it would involve a “considerable” store opening programme, with, inevitably, further stores in India, China and Russia (among the BRICs, Tumi opened its first store in Brazil in March).

“Retail is the major growth strategy for us,” he says - it has already given Tumi, according to its IPO filing, net sales of $223m for the nine months to September 2011 (with a gross margin of $126m), compared with $163m in the same period to September 2010 (margin $94m). “I don’t want to be in any more countries. Growth can also come from filling in where we are -we’re very undistributed in core countries already, even in the US. We’re not everywhere we should be. But the fact is that you’re able to show your brand much better in your own space. People who come in get a better understanding of what you are. That type of showcase is particularly important for our products.”

A look at the Benshetrit line goes some way to explaining why getting a close look at a Tumi product may be the difference between sale and no sale, especially in a market that, Griffith concedes, is overwhelmed by commodity products and a ‘buy cheap and use it until it falls apart’ mentality. “And you’re always going to sell more at the commodity level than the premium level,” he notes. “Some 80% of all jeans sold are under $20, but if you want quality there’s now a premium product, as there is in travel goods.”

The new collection, 18 months in design, includes a case with a hinged structure that allows its capacity to literally pop up by 45%; a work bag slims down to more of a laptop case; a backpack is adjustable to become a more boardroom-friendly briefcase. It’s smart stuff, in every sense.

Yet from across an airport concourse, many of Tumi’s bags to date have looked utilitarian but perhaps indistinct. (“They’re really not about looking pretty,” Griffith suggests, “although they do look pretty.”) And, closer up, the ticket can surprise: the premium end may be the travel goods market’s growth area right now, but the Dror expandable carry-on weighs in at €895, a messenger bag at €495. It is only when the technology is revealed - hopefully, by a salesperson - that this appeal and the price begin to make sense

Tumi launched in 1975 - it was founded by entrepreneur Charlie Clifford, who, facing a post-9/11 travel slump, sold a majority shareholding to private-equity firm OakTree Partners in 2001, Tumi subsequently selling again to Doughty Hanson in 2004. And its early success was built on the back of its pioneering use of super-durable ballistic nylon. Other innovations have followed, among them the use of in-line skate wheels, aircraft-grade aluminium frames, special zips and, as of last year, a material called Tegris. It’s a polypropylene thermoplastic composite material initially developed for use in protective gear for NFL players and which, Mexican customers take note, also happens to be bulletproof. Small wonder that the company has so far collected 180 patents, with another 56 pending.

Indeed, Benshetrit stresses how technological content is becoming the key battleground for market share in the luggage market - with use of Tegris, for example, a counter to Rimowa’s use of titanium, or polymer constructions employed by Hideo Wakamatsu, or Samsonite in its X’Lite range.

“Over just five years, new manufacturing capabilities, new materials, new software have all become part of the process of making better bag and luggage products,” says the designer. “Luggage, like a car, is often considered by consumers as an extension of the body, which makes the demands for it much more than aesthetic. It’s the way towards competitive advantage for travel accessory firms. The fact is that you don’t have to be a designer to appreciate how smart bags work - they’re one of the few products rigorously tested by the consumer, and the brand is rejected if they don’t stand up to the abuse.”

“Technological innovation is central to what we do,” adds Griffith. “Making products that are durable and, especially, lightweight is super-important in this industry now. We do have a little R&D department. Many have tried to peg Tumi in the luxury market, but luxury is not something you really need. Our consumers really use our products, so they have to work. Certainly there’s a price ceiling for any product. But Dror isn’t it. Besides, the cost per use still makes Tumi products good value [Tumi research suggests 75% of its products are used by their owners every day]. And the fact is, you’re either a customer of quality or you’re not.”

Product experience might bring loyalty, but Griffith knows that brand profile is going to be increasingly important in getting people to join its cult-like followers in the first place - those who bash them about for years and then send them home for refurbishment or, in the case of one piece of luggage that kept its contents clean and dry after being in the hold of the passenger jet that ditched in the Hudson in 2009, just home as a kind of thank you.

Although Tumi has already built its name through collaborations with much bigger names in various markets - with Ducati, Mini and Lexus, for example - as well as with graffiti artist Crash and menswear blog Selectism, Griffith appears keen for Tumi to be recognised in its own right rather than by association: he says that every one of the Formula 1 marques, apart from Ferrari, have approached Tumi, and that he has declined every offer of collaboration. He believes that to get to this point the company must be more retail-led, and the products both more premium and more appealing to women, women in business in particular.

He is aware too there is a constant “need to create newness, to get people to look at you - the fashion industry teaches you to always look for the new”, he says, “and that people always like great product and nice things”. But he also believes Tumi has wider reach, a thought that occurred to Clifford when he named the company after a Peruvian ceremonial knife, chiefly because the word could have been Italian, Japanese or Finnish. The brand has already been extended into eyewear, outerwear and electronics - loosely travel-related products - but Griffith could see even skincare in the mix. The IPO might make such moves possible.

Perhaps Tumi’s longer-term potential might also be read into Samonsite’s unofficial hint - made by its president for Asia Pacific and the Middle East last year - that Tumi could be on its shopping list as it gets ready to spend $1bn on buying rivals. “There could be synergy there, maybe not, who knows,” is all Griffith will say.

“I’m a bit Johnny Dangerous,” he adds, self-mockingly, when the subject of his macho hobbies - dan-level ju-jitsu, flying planes and riding Harley Davidsons - come up. “Actually, I’m not a big risk-taker in those areas at all because I know things can go wrong - and I’m really the same in business too. Sticking your neck out is dangerous. If there is any risk, it’s better carefully calculated, backed by clear direction and a vision explained.”